SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

To

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTEGRATED SILICON SOLUTION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

45812P107

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Scott D. Howarth

President and Chief Executive Officer

1940 Zanker Road

San Jose, CA 95112

(408) 969-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

900 S. Capital of Texas Highway

Las Cimas, Fifth Floor

Austin, Texas 78746

Tel: (512) 338-5400

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$739,465	$29.06

* Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 2,805,898 options to purchase the Issuer’s common stock that are eligible for exchange as of February 20, 2009 will be exchanged for new options and cancelled pursuant to this offer. The filing fee is based on the aggregate exercise price of the new options to be issued in the exchange, which exercise price is assumed to be $1.55 per share, the fair market value of the Company’s common stock on February 20, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29.06

Form or Registration No.: 5-55171

Filing party: Integrated Silicon Solution, Inc.

Date filed: March 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Integrated Silicon Solution, Inc., a Delaware corporation (“ISSI” or the “Company”), with the Securities and Exchange Commission on March 2, 2009 relating to the offer by the Company to Eligible Employees (as defined therein) to exchange some or all of their outstanding Eligible Options (as defined therein) for new options to be issued under the Company’s 2007 Incentive Compensation Plan (the “2007 Plan”). Only those items which are being amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO, as previously amended, remains unchanged.

This Amendment No. 3 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Amendment to Offer to Exchange

Section 20, entitled “Miscellaneous,” on page 48 of the Offer to Exchange is hereby deleted in its entirety.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options dated March 2, 2009

(a)(1)(B)*	Cover Letters to Eligible Employees from Scott Howarth dated March 2, 2009

(a)(1)(C)*	Form of Individual Listing of Eligible Options

(a)(1)(D)*	Election Form

(a)(1)(E)*	Withdrawal Form

(a)(1)(F)*	Forms of confirmation e-mails

(a)(1)(G)*	Forms of reminder e-mails

(a)(1)(H)(i)*	Integrated Silicon Solution, Inc. 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998)

(a)(1)(H)(ii)*	Form of stock option agreement under the 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998)

(a)(1)(H)(iii)*	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002)

(a)(1)(H)(iv)*	Form of stock option agreement under the Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002)

(a)(1)(H)(v)*	Integrated Silicon Solution, Inc. 2007 Incentive Compensation Plan

(a)(1)(H)(vi)*	Form of Stock Option Award Agreement under the 2007 Incentive Compensation Plan

(a)(1)(I)*	Employee PowerPoint Presentation

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

INTEGRATED SILICON SOLUTION, INC.

	By:	/s/ Scott D. Howarth
	Name:	Scott D. Howarth
	Title:	President and Chief Executive Officer

Date: March 31, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options dated March 2, 2009

(a)(1)(B)*	Cover Letters to Eligible Employees from Scott Howarth dated March 2, 2009

(a)(1)(C)*	Form of Individual Listing of Eligible Options

(a)(1)(D)*	Election Form

(a)(1)(E)*	Withdrawal Form

(a)(1)(F)*	Forms of confirmation e-mails

(a)(1)(G)*	Forms of reminder e-mails

(a)(1)(H)(i)*	Integrated Silicon Solution, Inc. 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998)

(a)(1)(H)(ii)*	Form of stock option agreement under the 1998 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on April 22, 1998)

(a)(1)(H)(iii)*	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002)

(a)(1)(H)(iv)*	Form of stock option agreement under the Nonstatutory Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on November 21, 2002)

(a)(1)(H)(v)*	Integrated Silicon Solution, Inc. 2007 Incentive Compensation Plan

(a)(1)(H)(vi)*	Form of Stock Option Award Agreement under the 2007 Incentive Compensation Plan

(a)(1)(I)*	Employee PowerPoint Presentation

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed